SANDVIK

Attending to this matter, tel. direct line, fax direct line	Our date	Our reference
KF/Anders Örbom, +46 26 26 10 30	2006-09-12	
	Your date	Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik consolidates production of wear parts, dated 7 September 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003



Press Release

Sandvik consolidates production of wear parts

Sandvik Hard Materials, within Sandvik Tooling business area, has decided to transfer production of wear parts and other products at the unit in Torino, Italy, to the product area's facilities in Epinouze, France and Barcelona, Spain. Operations in Torino will be phased out, but sales and service in Italy will not be affected.

The decision is part of the work to enhance cost efficiency and achieve economies of scale in production.

The phase-out affects about 20 persons and is scheduled to be completed at the end of 2006.

Sandviken, 7 September 2006

Sandvik AB; (publ)

For further information, contact Tom Erixon, President of Sandvik Hard Materials product area, +46 26 26 69 01.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for metal cutting as well as of blanks and components. Annual sales is about SEK 20,800 M with 15,000 employees. Approximately 5% of the turnover is invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics. Well-established brands are Sandvik Coromant, Sandvik Hard Materials, Walter, Valenite, Safety, Titex, Dormer, Prototyp, Precision Twist Drill etc.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43



Our date
2006-09-19
Your date

Our reference

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30



SEC MAIL PROCESSING
RECEIVED
2006
WASH, D.C.

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik to acquire Chilean Implementos Mineros, dated 18 September 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev 060308 Sandvik implements five to one split



Press Release

Sandvik to acquire Chilean Implementos Mineros

Sandvik has signed an agreement with Implementos Mineros SA (Implemin), Chile, covering the acquisition of the company and its operations.

Implemin is Latin America's leading producer and supplier of consumables for rotary drilling and RC (reverse circulation) drilling within mineral exploration. Implemin had sales of about SEK 90 M in 2005, with some 90 employees. The company's head office and production is located in Santiago, Chile.

The acquisition is expected to be completed within a few weeks.

"The acquisition is in line with the Sandvik Group's long-term strategy of continued profitable growth and to deliver increased customer value. Combined with previous acquisitions this purchase means that we can deliver fully integrated solutions for rotary drilling to customers worldwide. Implemin will also strengthen our offering for surface mineral exploration by providing additional consumables and tools to the product range. The acquisition is also part of our strategy to increase sales in the after-market.

Implemin is a company with a strong market position in Latin America and we intend to continue to expand this offering within rotary drilling and mineral exploration," says Lars Josefsson, President of the Sandvik Mining and Construction business area.

Sandviken, 18 September 2006

Sandvik AB; (publ)

For further information, contact Gert Sköld, Vice President Business development, Sandvik Mining and Construction AB, tel +46 26 26 51 05 or Jan Lissåker, Vice President Investor Relations, Sandvik AB, tel +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.